Exhibit 12.1
STATER BROS. HOLDINGS INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)

	Fiscal Year Ended
	Sept. 29,	Sept. 28,	Sept. 26,	Sept. 25,	Sept. 24,
	2002(1)	2003(1)	2004(1)	2005	2006
Earnings:
Income before income taxes	$18,510	$15,946	$111,140	$39,908	$44,011

Amortization of capitalized interest	341	352	302	251	219

Interest	53,086	52,524	78,790	55,211	58,476

Less interest capitalized during the period	(144)	(144)	(323)	(1,111)	(4,276)

Net amortization of debt discount and premium and issuance expense	3,158	3,158	11,321	3,042	3,038

Interest portion of rental expense	21,848	22,740	23,979	25,461	23,681

Earnings as adjusted	$96,799	$94,576	$225,209	$122,762	$125,149

Fixed charges:
Interest	$53,086	$52,524	$78,790	$55,211	$58,476

Net amortization of debt discount and premium and issuance expense	3,158	3,158	11,321	3,042	3,038

Interest portion of rental expense	21,848	22,740	23,979	25,461	23,681

Fixed charges	$78,092	$78,422	$114,090	$83,714	$85,195

Ratio of Earnings to Fixed Charges	1.24	1.21	1.97	1.47	1.47

(1)	Includes the Company’s 50% share of Santee. For fiscal 2004, includes the Company’s 50% share of Santee through February 6, 2004. Santee has been consolidated into the Company’s consolidated results since that date.